FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Annual and Extraordinary General Shareholders’ Meeting to be held on April 25, 2019

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 21-T of CVM instruction No. 481, of December 17, 2009, as amended, announces to its shareholders and the market that, on the date hereof, received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting form, including the resolutions submitted to the Annual and Extraordinary General Shareholders’ Meeting to be held on April 25, 2019. The information contained in the synthetic map is attached hereto.

São Paulo, April 23, 2019.

Daniela Sabbag

Investor Relations Officer

SCHEDULE

Summary of distance voting

Annual General Meeting (AGM) - 04/25/2019 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (consolidated with all types, including ADR)
1	Examine, reading, discussion and voting of the Management	Approve	-
	Report and the Financial Statements of the Company related	Reject	-
	to the fiscal year ended on December 31, 2018.	Abstain	-
2	To approve the allocation of the profit of the fiscal year	Approve	-
ended on December 31, 2018, according to the Management
Proposal, as follows: (i) R$ 59.663.359,43 to the Legal
	Reserve; (ii) R$ 9.715.606,16 to the Tax Incentives Reserve;	Reject	-
(iii) R$ 389.758.775,45 for dividends, this amount having its distribution already resolved by the Board of Directors as
	interest on equity (net amount) for the fiscal year of 2018;	Abstain	-
and (iv) R$ 670.107.543,79 for the Expansion Reserve
provided in the Bylaws.
3	To approve the fixation of the annual global compensation of	Approve	-
R$ 85.610.779,96 for the Company´s managers and Fiscal
	Council (in case the shareholders request its operation) for	Reject	-
the fiscal year of 2019, according to the Management
Proposal, being up to R$ 64.040.550,64 to the Board of
	Officers, up to R$ 20.749.429,33 to the Board of Directors	Abstain	-
and up to R$ 820.800,00 to the Fiscal Council.
4	Approve the investment plan for the fiscal year of 2019,	Approve	-
according to the Management Proposal, in the amount of R$
	1,8 billion, with the scope of (i) conversion, opening and	Reject	-
renovation of stores; and (ii) IT and logistics infrastructure, and others projects aiming efficiency. This amount does not
	include the Investment Plan of Via Varejo and its the	Abstain	-
controlled companies.
5	Do you wish to request the operation of the Fiscal Council	Yes	35,372,051
	for the fiscal year of 2019?	No	5,180,098
		Abstain	5,150,729
6	Should a second call for the General Shareholders´ Meeting	Yes	38,648,049
be necessary, the voting instructions contained in this Form
	may also be considered in the event of a General	No	7,054,829
Shareholders´ Meeting held upon second call?
		Abstain	-

Summary of distance voting

Extraordinary General Meeting (EGM) - 04/25/2019 at 3 pm

Resolution No.	Description of the Resolution	Resolution vote	No. of shares (all types. Including ADR)
1	Approve the rectification and ratification of the annual global	Approve	-
remuneration of the company’s board of executive officers
	for fiscal year of 2018, from up to R$ 71,324,818.03 to the	Reject	-
	amount up to R$ R$ 87,044,666.37, pursuant to the	Abstain	-
Management Proposal.
2	Approve to amend the Stock Option Plan and Equity	Approve	-
	Compensation Plan of the Company, pursuant to the	Reject	-
Management Proposal.
		Abstain	-
3	Resolve on the proposal of amendment and restatement of the	Approve	-
By-laws of the Company, pursuant to the Management
Proposal, for updating the Article 4th to reflect the capital
	stock increases resulting from the exercise of stock options,	Reject	-
within the authorized capital limit, approved at meetings of
	the Board of Directors since the Annual and Extraordinary	Abstain	-
General Meeting held in 2018.
4	Should a second call for the General Shareholders´ Meeting	Yes	-
	be necessary, the voting instructions contained in this Form	No	-
may also be considered in the event of a General
	Shareholders´ Meeting held upon second call?	Abstain	-

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 23, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.